March 9, 2023

Board of Directors of Lottery.com, Inc.
20808 State Hwy 71 W, Unit B
Spicewood, Texas 78669

Gentlemen:

With considerable regret, I, Naila Chowdhry, a member of the Board of Directors (the "Board") of Lottery.Com, Inc. (the "Company"), and Chairperson of the Compensation Committee of the Board, hereby submit my resignation from both positions with immediate effect as of 6 p.m. Eastern Standard Time on March 9, 2023.

General Comments

When I joined the Board on November 10, 2022, I had high expectations that the Board could achieve positive changes within the Company and be a force for its revitalization. Sorry to say, my experience, specifically with the two other Board members, McGahan and Battles, and their singular advisor in London, Nasib Piriyev, has convinced me otherwise. I must resign.

Prior to this resignation, the Board of the Company has consisted of only three directors: one in the United States – me, and two in the United Kingdom (London, U.K.), and their special advisor in London, U.K., Nasib Piriyev.

In accordance with the Articles of Inc. of the Company and its Bylaws, I have repeatedly voiced my opinion that additional independent as well as internal directors need to be appointed, only to have my requests dismissed by the Board's Chairman, Matt McGahan, without Board discussion or vote. (Had additional independent directors been appointed, it would have allayed some of my issues stated below. Furthermore, added people would hopefully supplement Board members current skill sets in order to achieve a better and more rapid resolution of the Company's problems.)

Rather, however, it would appear that Chairman McGahan, and the other Board member and the special advisor are unwilling to have any additional Board members since such appointments would dilute their control.

In my opinion, the current Board leadership has repeatedly demonstrated an inability to take on or resolve urgent Company issues and have repeatedly demonstrated a callous disregard toward former employees and past and current

contractors, as well as a total disregard for the Company's shareholders. Acting together, they seem intent on doing nothing to repair the severe economic damage incurred to suppliers, former employees and other stakeholders, and have ignored the need for the formulation of a forward-looking business plan, limiting themselves to only attempting to deal with issues on a more-or-less hidden private agenda.

Breaches of Corporate Duty

Additionally, I cite the following dozen events, occurrences and behaviors exemplifying corporate governance lapses by the Board that I experienced during my time as a Board member:

1. I will start with my most troubling discovery since my appointment to the Board: The 8-K filed by the Company with the SEC on September 9, 2022. In it, an unstated "change of control" of the Company occurred without U.S. regulator notification or disclosure nor a majority vote of the Company's shareholders. Under it, Woodford Eurasia Assets, Ltd., a U.K. company, ("Woodford"), promised significant multi-million dollar financing to the Company. Said financing was orchestrated by the Board's current special advisor, Nasib Piriyev. The "change of control" occurred because Woodford, as a requirement to fulfill the financing promised in the 8-K, required four of five current Board members at the time to resign, and the appointment of replacement directors acceptable to it. I have taken the time to read each resignation letter of the then current Board members (Borders, Thompson, Cohen and DiMatteo) as filed with this 8-K, and find the content of each raising serious legal questions on the legitimacy of what transpired. Per this 8-K, the Company and its shareholders were promised and assured prompt multi-million dollar financing by Woodford which never occurred, much less occurred during the stated time and in the stated amount. So, it can be argued that the changeover of the Board to directors acceptable to Woodford, may be interpreted as a "corporate hijacking" of a distressed U.S. company by parties affiliated with Woodford in the U.K., where Woodford never fully had to deliver on its published commitment. In other words, any legal "due consideration" for the change of control was never paid. Additionally, the successor Board never filed any 8-K subsequently stating what actually occurred, nor ever filed an 8-K stating any modification to the terms of the Woodford financing.
2. I find the independence of Mr. McGahan and Battles highly questionable since they were appointed as successors to resigning prior Woodford-approved directors, in connection with Woodford's September demand for a restructuring of the Board, wherein only directors acceptable to Woodford, would be appointed then and in the future. In each case, Mr. Piriyev, the principal architect of the Woodford transaction and the continuing liaison with them, was instrumental in these director appointments.

3. Personally, as a director I was acceptable to Woodford only because I am a woman and therefore helped the Company meet new Nasdaq Board membership requirements. However, since my appointment, the Board Chairman, Matt McGahan, Director Battles and special advisor, Piriyev, have consistently only provided me with Company information on a "need to know basis only", and then only at Board meetings, without any prior discussion of critical topics. Moreover, my comments in Board meetings are often high-handedly dismissed by the U.K. contingent, especially when relevant to any critical Board discussion.
4. Case in point, the Chairman and the special advisor, Piriyev, have resisted my attempts to obtain (as a director and member of the Audit Committee of the Board) transparency on the amount and use of funds advanced by Woodford to date per the commitment cited in the September 8-K. I was told by Chairman McGahan that Woodford has advanced $1.25 million to the Company of the September promised loan amounts, an amount far less than what the public and regulators was told. Any accounting for this amount remains hidden and undisclosed. Without the proof of receipt of funds, and especially as a result of the pushback I experienced, I must remain skeptical that $1.25 million was ever received and that it was spent in accordance with Company policy and needs.
5. Further, my requests for proof of Woodford's ability to fund its total loan commitment as published in the September 8-K have been repeatedly rebuffed. Furthermore, I have no faith, nor any reason to believe, in Woodford's ability to fund said commitment. Additionally, I feel that Chairman McGahan abrogated his duty by allowing special advisor Piriyev, to determine the final terms and conditions of the loan and securitization agreements with Woodford – wherein the level of securitization granted to Woodford is totally disproportionate to Woodford's funding, and provides a questionable leverage point from which Woodford could confiscate the Company's remaining assets without payment of a proper amount of consideration.
6. Because of Woodford's failure to fund as committed and published, a loan default letter was sent to Woodford by the former CEO, Sohail Quraeshi, with the foreknowledge of the Chairman, which only resulted in his dismissal for the audacity to demand that Woodford honor payment of its loan commitment. Chairman McGahan and special advisor Piriyev cited "discomfort" with Mr. Quraeshi's acting under his proper authority without their permission (which permission is unnecessary under normal corporate governance standards). (Director Battles tacitly just goes along with them and demonstrates no independent thought or pushback.) Moreover, Chairman McGahan and special advisor Piriyev have repeatedly shown docile subservience to, and entanglement with, Woodford, which is further highlighted by this action. In other words, instead of supporting Mr. Quraeshi as would be appropriate, the majority of the Board, which is only two members, voted to terminate him.
7. Separately, I was appalled that my role as a director was deliberately marginalized in a high-handed manner by Chairman McGahan and Director

Battles, in their appointment of Mark Gustavson as CEO, by their scheduling of a Board Meeting at 4 a.m. in the morning my time (EST) to make sure that it was inconvenient and difficult for me to attend and to ask questions about this appointment. The veiled intent was so that they could appoint Gustavson without discussion or having to answer my questions about his background and suitability.

8. Additionally, although I was Chairperson of the Compensation Committee, details of Mr. Gustavson's compensation package was and remains hidden from me. Recently, I have been told by the Chairman that his compensation package is still undetermined, and provided with no details of any kind. As Chairperson of the Compensation Committee, this is totally unacceptable. Obviously, Mr. Gustavson must have been assured some level of compensation when taking the job. To date, no compensation for Mr. Gustavson, who has been employed now for a month, has been disclosed to me. Clearly, there is no Compensation Committee except in name only.
9. Inappropriate for a U.S. SEC reporting and Nasdaq-listed company, I was shocked to discover that Chairman McGahan and special advisor Piriyev together have colluded to control the finances and operations of the Company (such as they are), with the tacit acceptance of the third director, Battles, Chairman of the Audit Committee, They have usurped proper U.S. public company management control in order to run the Company from the U.K., choking off what remains of a U.S.-based management team. Perhaps they think that such action is without consequence since they are out of U.S. jurisdiction. At the least, I highly doubt that the manner of their exerting control and record keeping is in compliance with U.S. public company internal control processes and procedures, and I am unwillingly to accept any representations on their part that they are.
10. As a director, I believe that I was blind-sided deliberately in the February 27, 2023 Board meeting in that Chairman McGahan, Director Battles and special advisor Piriyev each knew the content of the Nasdaq letter received four days prior on February 23, 2023, but were unwilling to share it with me either before or at the Board meeting, deferring instead to provide me with a copy after the Board meeting ended. Moreover, by not providing me with a copy of the letter either before or during the Board meeting, Chairman McGahan, Director Battles and special advisor Piriyev prevented me from knowledgably contributing to any constructive discussion about it. Also, I found it embarrassing to read the Company's March 1, 2023, 8-K and press release, neither of which were shared with me before publication, regarding Nasdaq's staff decisions and the Company's appeal. Both response documents in my opinion are poorly written and attempt to mislead the shareholders as to the degree of risk that the Company faces as a result of the Nasdaq letter. Although each response document may thinly meet its legal disclosure requirements, both documents present a more positive outlook than I believe is reality.
11. As pointed out in the March 1, 2023 announcements, the Company faces the

need for the filing of its delinquent financial reports with the SEC. As a member of the Audit Committee, I have been kept in the dark as to the critical issues that need to be addressed. I have no faith that the Audit Committee or the Board will properly meet in order to review in detail the contents of these filings before they are filed with the SEC. (To date, there have been no meetings of the Audit Committee.) Given that the Company has no D&O (directors and officers) insurance, I am unwilling to approve any such filings without a thorough review of their content which in the current environment, I doubt will happen. Especially since Chairman McGahan and Audit Committee Chairman Battles by themselves can approve these filings without my approval, overruling any objections that I may make, while still being able to state that I was a member of the reviewing Audit Committee. Moreover, I have no confidence in Director Battles ability to sufficiently navigate U.S. public company accounting rules, when his experience admittedly by him is solely with U.K. and/or European companies. In other words, by this resignation, I will not be part of this Audit Committee undertaking if it ever occurs.

12. Generally, what I have observed is that the behavior of the Board's Chairman, Matt McGahan and his special advisor Piriyev, have repeatedly demonstrated an underlying, unstated self-interest in taking control of the Company in conflict with the interests of the Company's shareholders, and potentially to the advantage of Woodford and possibly other parties undisclosed. I won't be a part of it.

Respectfully,

Naila Chowdhury

Naila Chowdhury

Email copies to:

Mark Gustavson	markgus@gmail.com
Amar Ali, Esq.	amarali1978@gmail.com
David Loev, Esq.	dloev@loevlaw.com
U.S. Securities and Exchange Commission	finneganm@sec.gov
U.S. Department of Justice, Southern District of NY	justin.rodrigues@usdoj.gov
NASDAQ Investigations & Enforcement	Alan.Rowland@nasdaq.com